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(CERAGON-NETWORKS-LTD)(CRNT) Ceragon Networks Ltd. Reports
Financial Results for First Quarter 2001



    TEL AVIV, Israel--(BUSINESS WIRE)--April 23, 2001--Ceragon Networks Ltd. (Nasdaq:CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today reported results for the first quarter, which ended March 31, 2001. Revenues for the first quarter were $12.6 million, as compared to $12.3 million in the fourth quarter of 2000, representing a 294% increase in revenues from $3.2 million in the first quarter of 2000.

    In the first quarter of 2001, the company incurred one-time charges of $2.6 million for doubtful debt and $11.05 million for an inventory write-down. These charges are excluded from the pro-forma consolidated statements of operations. See note 1 below.

    Pro-forma gross profit in the first quarter of 2001 was $5.5 million, or 44.1% of revenues, compared to pro-forma gross profit of $5.4 million, or 43.7% of revenues in the fourth quarter of 2000, and to a pro-forma gross profit of $1.3 million, or 41.2% of revenues in the first quarter of 2000. Pro-forma net loss for the first quarter of 2001 was $(1.9) million, or $(0.09) basic and diluted net loss per ordinary share, compared to a pro-forma net loss in the fourth quarter of 2000 of $(0.3) million, or $(0.01) basic and diluted net loss per ordinary share. This compares to a pro-forma net loss of $(1.2) million, or $(0.22) basic and diluted net loss per ordinary share in the first quarter of 2000.

    Reflecting one-time charges, the effect of stock-based non-cash deferred compensation expenses, and the effect of a non-cash dividend related to convertible preferred shares in 2000, gross profit for the first quarter of 2001 was negative $(5.6) million, or negative (44.8)% of revenues, compared to a gross profit of $5.2 million, or 42.3% of revenues in the fourth quarter of 2000, and to a gross profit of $1.2 million, or 38.2% of revenues in the first quarter of 2000. Net loss for the first quarter of 2001, including the foregoing charges, expenses and non-cash dividend was $(17.7) million, or $(0.86) basic and diluted net loss per ordinary share. This compares to a net loss in the fourth quarter of 2000 of $(2.7) million or $(0.13) basic and diluted net loss per ordinary share, and to $(3.0) million, or $(0.57) basic and diluted net loss per ordinary share in the first quarter of 2000.

    "Despite the rapid downturn in the U.S. CLEC market and the resulting short term difficulties, we are optimistic as demand for high-capacity connectivity continues to increase. We believe that wireline technologies alone are not able to keep up with this increasing demand," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "Ceragon remains confident in its on-going strategy based on customer and geographic diversification, which has enabled us to achieve commercial deployments in more than 25 countries. Our longer term strategic goals to expand our presence in other markets, including ILECs, Cellular and Enterprise, will be met by leveraging our technology expertise, strong sales channels, and diverse customer base."
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    Market difficulties, as illustrated by the recent Chapter 11 bankruptcy filing of Winstar Communications and the announced intention to file for Chapter 11 bankruptcy protection by Advanced Radio Telecom, has reduced visibility, and revenues for the upcoming quarters are expected to decline. The company is reducing its operating expenses by approximately 30-40%. Actions to be taken include a reduction in headcount of approximately 25% and closing a secondary manufacturing facility. One-time charges related to these efforts are estimated to be $4-7 million. Overall expenses are expected to be reduced commencing the third quarter.

    Note 1 -- Pro-Forma Financial Presentation

    Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses, and exclude the effect of a non-cash dividend related to convertible preferred shares in 2000. In addition, the pro-forma results for the first quarter of 2001 exclude one-time charges of $2.6 million for doubtful debt presented in general and administrative expenses, and $11.05 million for an inventory write-down presented in cost of revenues.

    About Ceragon Networks Ltd.

    Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in the 38 GHz frequency band, the first to commercially deploy a wireless 311 Mbps system and the first to announce a high frequency wireless Gigabit Ethernet System. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks -- the shape of next generation networks.

    Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.